SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 16, 2021

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: ☐	No: ☒

Enclosures:

Stock Exchange Release: Nokia announces plans to reset its cost base to invest in future capabilities

Stock exchange release	1 (4)
16 March 2021

Nokia Corporation
Stock Exchange Release
16 March 2021 at 9:35 EET

Nokia announces plans to reset its cost base to invest in future capabilities

•	New business groups announce plans to reset their cost bases.

•	On a group level, this is expected to lower the company’s cost base by approximately EUR 600 million by the end of 2023. These savings will offset increased investments in R&D, future capabilities and costs related to salary inflation.

•	Nokia expects approximately EUR 600–700 million of restructuring and associated charges by 2023.

•	The company maintains its 2021 outlook.

•	Planned restructuring is expected to result in an 80 000–85 000 employee organization, over an 18–24-month period, instead of the approximately 90 000 employees Nokia has today.

Espoo, Finland – Nokia’s business groups today announce plans to reset their cost bases and invest in R&D and future capabilities including 5G, cloud and digital infrastructure, as well as other areas that will benefit Nokia in the long-term.

In October last year the company announced a new operating model designed to better position the company for changing markets and align with customer needs. The new model is optimized for better accountability and transparency, increased simplicity and improved cost-efficiency.

“Nokia now has four fully accountable business groups. Each of them has identified a clear path to sustainable, profitable growth and they are resetting their cost bases to invest in their future,” said Pekka Lundmark, President and CEO.

“Each business group will aim for technology leadership. In those areas where we choose to compete, we will play to win. We are therefore enhancing product quality and cost competitiveness, and investing in the right skills and capabilities,” Lundmark continued.

Related to these plans, Nokia expects:

•	Lower cost base of approximately EUR 600 million by the end of 2023. These savings will take place gradually and will offset increased investments in R&D, future capabilities and costs related to salary inflation. Additional long-term benefits that Nokia will action include streamlining its portfolio and reducing site fragmentation.

•	Total restructuring and associated charges of approximately EUR 600–700 million, of which approximately 50% is expected in 2021, approximately 15% is expected in 2022, and approximately 35% is expected in 2023. Additionally, Nokia continues to expect approximately EUR 500 million of cash outflows related to its previous restructuring program.

Stock exchange release	2 (4)
16 March 2021

•	These changes do not change Nokia’s views on 2021.

These plans are expected to result in an 80 000–85 000 employee organization over an 18–24-month period, instead of the approximately 90 000 employees Nokia has today. The exact number will depend on market developments over the next two years.

“Decisions that may have a potential impact on our employees are never taken lightly. Ensuring we have the right setup and capabilities is a necessary step to deliver sustainable long-term performance. My priority is to ensure that everyone impacted is supported through this process,” said Lundmark.

Nokia’s business groups have outlined the following actions:

•	Mobile Networks aims to be the indisputable top in wireless mobility networks and associated services. To achieve this goal it will focus on strengthening technology leadership and will further invest in 5G R&D. It will also accelerate efforts to digitalize processes and tools across the value chain.

It will streamline its portfolio and reduce investment levels in mature or declining parts of the portfolio; continue to reduce site fragmentation; reduce overlapping activities and drive further cost efficiencies.

•	Cloud and Network Services’ customers are shifting away from owning products to consuming outcomes, delivered as-a-service from the cloud. The business group’s priorities and how it operates must align with this shift.

As a result, Cloud and Network Services intends to align portfolios and streamline service models; strengthen technology leadership by refocusing R&D resources to emerging growth opportunities; streamline operations and support functions and increase productivity through reduced site fragmentation.

•	Network Infrastructure will remain largely unchanged although it will increase its R&D investments and plan for new capabilities in order to meet customer demand and support portfolio innovation. Additionally, by fully realizing the cost efficiencies offered by Nokia’s new operating model it anticipates streamlining SG&A costs as a percentage of sales.

•	Nokia Technologies will remain largely unchanged. It will continue to carefully manage costs to enable it to invest in future technologies and maintain high levels of profitability.

Nokia’s business groups will provide detailed updates on their future strategies and financial outlook assumptions on Capital Markets Day on 18 March.

These changes are subject to local consultation requirements with employee representatives and Nokia’s social partners where applicable.

Stock exchange release	3 (4)
16 March 2021

Media Enquiries:
Nokia Communications
Tel. +358 10 448 4900
Email: press.services@nokia.com

Investor Enquiries:
Nokia Investor Relations
Tel. +358 4080 3 4080
Email: investor.relations@nokia.com

About Nokia

We create the critical networks and technologies to bring together the world’s intelligence, across businesses, cities, supply chains and societies.

With our commitment to innovation and technology leadership, driven by the award-winning Nokia Bell Labs, we deliver networks at the limits of science across mobile, infrastructure, cloud, and enabling technologies.

Adhering to the highest standards of integrity and security, we help build the capabilities we need for a more productive, sustainable and inclusive world.

For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Stock exchange release	4 (4)
16 March 2021

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies, growth management and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of that impact of COVID-19 on our businesses, our supply chain and our customers’ businesses) and any future dividends including timing and qualitative and quantitative thresholds associated therewith; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings, product cost reductions and competitiveness, as well as results of operations including targeted synergies, better commercial management and those results related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding competition within our market, market developments, general economic conditions and structural and legal change globally and in national and regional markets, such as China; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G, investment requirements with such rollout, and our ability to capitalize on such rollout; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our current cost savings program; L) expectations, plans or benefits related to future capital expenditures, reduction of support function costs, temporary incremental expenditures or other R&D expenditures to develop or rollout software and other new products, including 5G, ReefShark and increased digitalization; M) expectations regarding our customers' future actions, including our customers’ capital expenditure constraints and our ability to satisfy customer’s needs and retain their business; and N) statements preceded by or including “believe”, “expect”, “expectations”, “deliver”, “maintain”, “strengthen”, “target”, “estimate”, “plan”, “intend”, “assumption”, “focus”, “continue”, “should", "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions, general public health conditions (including its impact on our supply chains) and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment; 3) competition and our ability to effectively and profitably invest in existing and new high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements, as well as external events impacting our customers including mergers and acquisitions and the possibility of our customers awarding business to our competitors; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establishing new sources of revenue and protecting our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally, expectations and timing around our ability to recognize any net sales and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies' ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems, or our customers’ security concerns; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return (if any) we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; 30) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; 31) risks related to undersea infrastructure; and 32) the scope and duration of the COVID-19 impact on the global economy and financial markets as well as our customers, supply chain, product development, service delivery, other operations and our financial, tax, pension and other assets, and the shape of the economic recovery following the pandemic as well as the risk factors specified in our 2019 annual report on Form 20-F published on March 5, 2020 under "Operating and financial review and prospects-Risk factors" as supplemented by the form 6-K published on April 30, 2020 under the header “Risk Factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2021	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate